United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 27, 2008

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

MGE Energy, Inc., intends to send a copy of a 2007 Financial Update to various institutional investors and analysts. A copy of that 2007 Financial Update is attached to this Report as Exhibit 99.1.

The information under this Item 7.01 and in Exhibit 99.1 is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended. The information under this Item 7.01 and Exhibit 99.1 shall not be deemed incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, unless otherwise expressly indicated in such registration statement or other document.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:
   Not applicable.

(b) Pro forma financial information:
   Not applicable.

(c) Shell company transactions:
   Not applicable.

(d) Exhibit(s):

8-K Exhibit No.	Description
99.1	MGE Energy, Inc., 2007 Financial Update (furnished and not deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: February 27, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 27, 2008

8-K Exhibit No.	Description
99.1	MGE Energy, Inc., 2007 Financial Update (furnished and not deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended)



2007 Financial Update

February 27, 2008

Disclaimer



All statements in this presentation other than historical facts are forward-looking statements that involve risks and uncertainties which are subject to change at any time.

Such statements are based upon management's expectations at the time they are made. Various factors could cause actual results to be significantly different than those contemplated, estimated or projected in forward looking statements. Those factors include the assumptions and factors referred to in the statements themselves as well as risk factors described in the company's latest annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and other reports filed with the Securities and Exchange Commission. The Company assumes no responsibility to update any forward-looking statements for events occurring after the date hereof.

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of MGE Energy, Inc. or Madison Gas and Electric Company. A registration statement relating to the common stock of MGE Energy, Inc. has been declared effective by the Securities and Exchange Commission. Any offering of such common stock is being made solely by means of a prospectus supplement and an accompanying prospectus, copies of which may be obtained from MGE Energy, Inc. at 133 South Blair Street, Madison, Wisconsin 53703, attention: Shareholder Services, telephone no. (800)356-6423.

Agenda



Agenda (con't)



Highlights





Highest rated investor-owned electric and gas utility by Moody's and S&P



Record earnings four out of the last five years due to asset growth with fixed returns



32 consecutive years of increasing dividends



Very constructive and supportive regulation





Overview – Organizations and Authorized Returns

MGE ENERGY
Madison Gas and Electric Co. (Est. 1896)
Current ROE: 10.8%
Debt: 43%
Equity: 57%
MGE Power LLC (Est. 2002)
MGE Power West Campus (Est. 2003)
Fixed ROE: 12.1%
Debt: 47%
Equity: 53%
Investment: $109 mil
Lease term: 30-years
MGE Power Elm Road (Est. 2003)
Fixed ROE: 12.7%
Debt: 45%
Equity: 55%
Investment: $171 mil (est.)
Lease term: 30-years
MGE Transco Investment LLC (Est. 2005)
Current ROE: 12.2%
Investment: $41 mil
ATC investment
Other
MGE Construct LLC
(Est. 2002)
Central Wisconsin Development Corp.
(Est. 1986)
MAGAEL, LLC
(Est. 1973)

Who we are



Our Services



MGE
Regulated Utility
MGEE
Parent Company
MGE Transco LLC
Owns Transmission Assets
MGE Power
Leases Electric Generation Assets

Our Service Territory



Wisconsin
MGE Combustion Turbine
MGE Wind Farm
Elroy
Viroqua
Columbia Plant
Top of Iowa Wind Farm
Madison
Oak Creek Plant
Prairie du Chien
WCCF
Iowa
Des Moines
MGE Gas/Electric Service
MGE Gas Service
Fixed Return Assets

Our results



Highest rated investor-owned electric and gas utility



S&P (Utility ratings)

Corporate Credit: AA-
Com. Paper: A1+
Outlook: Stable

"…MGE's business risk profile reflects very constructive regulation…, prudent management, and a growing and stable market. …[S&P] expects that [the company's financial position] will ultimately strengthen after the two coal-fired units are built, and that it will remain strong enough to support the rating…."

Source: S&P, November 2007

Moody's (Utility ratings)

Secured: Aa2
Unsecured: Aa3
Com. Paper: P-1
Outlook: Stable

"…[MGE's] senior unsecured rating is supported by a supportive regulatory environment and a conservative business strategy and financial policy…."

Source: Moody's, September 2007

MGE Energy = growth



Includes Fixed Return Assets

December 2002



4%
3%
93%

Utility $602M
Transmission $27M
Fixed Return Assets $21M
includes other, net

Fixed Return Assets are estimated to be between 20–25% of MGE Energy's Total Assets

December 2007



4%
18%
78%

Utility $864M
Transmission $41M
Fixed Return Assets $207M
includes other, net

Total Assets	$650 million	$1.1 billion

MGE (regulated utility)



Our Customer Growth
(Dec 31)



Our Revenue Growth
(Dec 31)



MGE (regulated utility)



Total Asset Growth

(Dec 31)



Capital Expenditures Contributing to Growth:

	2002-2007
Electric	$282 million
Gas	$74 million

2007 Assets: **$864 million**
Authorized Utility ROE: **10.8%**
Authorized Equity: **57%**

MGE Power LLC

Fixed Return Asset Growth

West Campus Cogeneration Facility

Investment: $109 million (our share)

Fixed ROE: 12.1%

Fixed Equity: 53%

Initial Lease Term: 30 years

Service Date: April 2005

Electric Capacity: 150 MW

Location: Madison, Wis.



Elm Road Generating Station

Investment: $171 million (est.) = 8.3% owned

Fixed ROE: 12.7%

Fixed Equity: 55%

Initial Lease Term: 30 years

Service Date: 2009 (Unit 1), 2010 (Unit 2)

Capacity: 103 MW (our share)

Location: Eastern Wisconsin (Oak Creek)



MGE Transco Investment, LLC

Transmission Asset Growth


Service Territory

American Transmission Company (ATC)

Investment: **$41 million (our share)**

Current ROE: **12.2%**

Ownership: **3.6%**

Regulator: **FERC**



MGE (regulated utility)

MGE ENERGY

Renewables Asset Growth



Top of Iowa III

Investment: **$58 million (est.)**

Current ROE: **10.8%**

Equity: **57%**

Service Date: **First quarter 2008**

Capacity: **30 MW**

MGE Energy

Strong Historical Earnings



Earnings Per Share
(12 months ended Dec 31)

- 2005: $1.57
- 2006: $2.06
- 2007: $2.27

Preliminary

MGE Energy

Earnings by Segment



2007 EPS = $2.27
(12 months ended)

$0.17 $0.05

$0.41

$1.64

■ Utility   ■ Fixed return assets
■ Transmission   ■ Other

Fixed return assets continue to provide growth

MGE Energy

Consistent Dividend Increases



Dividends Declared Per Share

$1.41

$0.53

1975   2007

2007 annual dividends paid increased from $1.39 per share to $1.41 per share

Our record is 32 consecutive years of dividend increases

Wisconsin regulation



Very Constructive and Supportive



Update for 2008

The PSCW approved a 10.8% ROE and a 57% equity/
43% debt capital structure in MGE's most recent rate order (Dec. 2007)

The PSCW approved a 4.8% electric rate increase and 2.8% gas rate
increase to cover:

New wind energy projects

Statewide energy efficiency renewable energy program

Transmission improvements by ATC

Accelerated costs to discontinue coal use at Blount (Madison, WI)

Area gas construction projects driven by customer growth

A +/-2% range for monitoring fuel costs

Wisconsin regulation (con't)





The PSCW approved a limited reopener for 2009 to cover:

Updates to fuel and ATC costs

Costs related to commercial operation of the Elm Road Generating Station (Unit 1)

Key takeaways



Highest rated investor-owned electric and gas utility by Moody's and S&P



Record earnings four out of the last five years due to asset growth with fixed returns



32 consecutive years of increasing dividends



Very constructive and supportive regulation

Contact information



For more information, please contact:

Ken Frassetto

Director – Shareholder Services and Treasury Management

P.O. Box 1231

Madison, WI 53701-1231

Phone: 608-252-4723

Fax: 608-252-7098

E-mail: kfrassetto@mge.com